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Keith E. Gottfried

Partner

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keith.gottfried@morganlewis.com

May 11, 2018

VIA EDGAR AS CORRESPONDENCE

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.

PREC14A Preliminary Proxy Statement filing made on Schedule 14A

Filed on April 27, 2018

File No. 001-38341

Dear Mr. Panos:

On behalf of Alaska Communications Systems Group, Inc., a Delaware corporation (“Alaska Communications” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 4, 2018 (the “Comment Letter”), relating to the above referenced filing of the Company’s Preliminary Proxy Statement on Schedule 14A. Such filing relates to the Company’s intended solicitation of proxies from its stockholders in connection with the Company’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”). The Company is also filing a definitive proxy statement (the “Definitive Proxy Statement”) on Schedule 14A, using EDGAR tag DEF 14A, with this response letter.

On May 9, 2018, the Company entered into a Cooperation Agreement (the “Cooperation Agreement”) with TAR Holdings LLC, a New Jersey limited liability company of which Karen S. Singer is the sole member (“TAR Holdings”), Karen S. Singer, Gary A. Singer and Julian D. Singer (collectively, the “Singer Group”). Pursuant to the Cooperation Agreement, TAR Holdings has withdrawn its advance notice of nominations and the Singer Group has terminated its plans to conduct a proxy contest against the Company at the 2018 Annual Meeting. Accordingly, the Definitive Proxy Statement has been revised to reflect that the 2018 Annual Meeting is expected to be an uncontested stockholders’ meeting.

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

May 11, 2018

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company to Morgan, Lewis & Bockius LLP, which is serving as counsel to Alaska Communications. For the convenience of the Staff, the responses contained herein are keyed to the numbering of the comments and the headings used in the Comment Letter.

PREC14A filing made on April 27, 2018

General

1.	The signed letter addressed to stockholders appears to account for a future unknown date of dissemination, but fails to state the anticipated upon which the registrant expect to “furnish” the proxy statement to stockholders. Please revise to include this required representation regarding the projected date of release on the first page of the proxy statement, a defined term under Rule 14a-1(g), as distinguished from the voluntarily-included correspondence with stockholders or Notice. The disclosure at page 90 regarding the anticipate release date also does not satisfy Item 1(b) of Schedule 14A. Refer also to Rule 14a-6(d).

Response: We have revised the first page of the Definitive Proxy Statement to include the required representation regarding the projected date of first release of the Definitive Proxy Statement and proxy card to stockholders. We have also revised the disclosure under the heading “Additional Information”, which is now page 79, to provide the requested disclosure. In this regard, we have included the following additional language in the Definitive Proxy Statement to state that “The Notice of the 2018 Annual Meeting, this proxy statement, the accompanying proxy card and our Annual Report to Stockholders for the year ended December 31, 2017 are expected to be first mailed to stockholders of record at the close of business on May 11, 2018 on or about May 14, 2018.”

2.	The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as “preliminary” similarly should appear on the first page of the proxy statement as distinguished from the Notice of Annual Meeting or correspondence to shareholders. Please revise in Amendment No. 1 to the proxy statement in light of the permissibility under Rule 14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement.

Response: Pursuant to our telephonic discussion with the Staff earlier this week where the Staff confirmed that, in light of the execution of the Cooperation Agreement, the Company did not need to file a revised preliminary proxy statement with the SEC, we have deleted all references in the Definitive Proxy Statement identifying such proxy statement as “preliminary.”

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

May 11, 2018

3.	The Table of Contents incorrectly lists page 90 as the location where shareholders may find “Directions to the 2018 Annual Meeting.” Consistent with the instruction given in the Notice, however, such information appears on page 92. Please revise.

Response: We have revised the Table of Contents in the Definitive Proxy Statement to reflect the correct page where stockholders may find “Directions to the 2018 Annual Meeting,” which is now page 81.

How will my shares be voted if I do not return my proxy or do not provide specific voting instructions in the WHITE proxy card or voting instruction form that I submit?, Page 5

4.	Please advise us of the legal basis upon which the registrant has relied to conclude that non-brokers such as banks and “other nominees” are treated as the equivalent of brokers in determining if such nominees are eligible or ineligible to cast “broker non-votes” depending upon whether or not the solicitation is contested. See Item 21(b) of Schedule 14A.

Response: Given the execution of the Cooperation Agreement on May 9, 2018 and that the 2018 Annual Meeting is no longer expected to be the subject of a contested solicitation, the language describing the treatment of “broker non-votes” depending upon whether or not the solicitation is contested has been removed in the Definitive Proxy Statement. Further, we have revised the Definitive Proxy Statement to limit the references in other sections to “bank, broker or other nominee” to “brokers.”

Potential Anti-Takeover Impact, page 84

5.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for your statement that the Tax Benefits Preservation Plan is “in the Company’s best interests” given the acknowledged potential anti-takeover effect. In addition, please advise, with a view toward revised disclosure, whether or not adoption of the cited plan is at risk of not being in the best interest of unaffiliated shareholders as distinguished from “the Company.” Refer to Rule 14a-9.

Response: The Company has revised the referenced statement in the Definitive Proxy Statement to read as follows: “The principal reason the Board adopted the Tax Benefits Preservation Plan is that the Board believes that the Company’s approximately $78.1 million of (pre-tax) federal NOLs are a potentially valuable asset and the Board, taking into consideration the reasons described above under the caption “Reasons for the Tax Benefits Preservation Plan,” determined that it is in the best

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

May 11, 2018

interests of the Company’s stockholders to protect this potentially valuable asset, through the adoption of a Tax Benefits Preservation Plan, from being impaired under Section 382 of the Internal Revenue Code due to the occurrence of an ownership change.” The Company supplementally advises the Staff that it believes that the Tax Benefits Preservation Plan is in the best interests of the Company’s unaffiliated shareholders given, as disclosed in the Definitive Proxy Statement, (i) the size of the Company’s (pre-tax) federal net operating loss carryforwards (“NOLs”) as of December 31, 2017, of approximately $78.1 million; (ii) the risks to the Company, if an ownership change were to occur, that the NOLs would be limited or impaired under Section 382 of the Internal Revenue Code; (iii) to the extent that such NOLs are not limited by an ownership change, the potential value of the NOLs to the Company in offsetting a substantial portion of the Company’s future taxable income and reducing its federal income tax liability; and (iv) the role that the Tax Benefits Preservation Plan plays in deterring an ownership change from occurring and, thereby, in protecting these potentially valuable assets.

Form of Proxy

6.	The disclosure regarding the contingent use of the discretionary authority conferred under Rule 14a-4(b)(1) does not appear to have been provided in the typeface required. Please confirm for us, with a view toward revised disclosure, that the last full sentence on the Form of Proxy will appear in bold-face type.

Response: The last full sentence of the Form of Proxy has been revised to provide the disclosure regarding the contingent use of the discretionary authority conferred under Rule 14a-4(b)(1) in bold-face type.

*    *    *    *    *    *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP by telephone at 202.739.5947 or via email at keith.gottfried@morganlewis.com. The Staff may also contact Sean M. Donahue, also of Morgan, Lewis & Bockius LLP, at 202.739.5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:	Leonard A. Steinberg, Esq., Alaska Communications Systems Group, Inc.

Sean M. Donahue, Esq., Morgan, Lewis & Bockius LLP